Form 6-K
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For March 30, 2007
Gallaher Group Plc
(Translation of registrant’s name into English)
Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES
1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
     Gallaher Group Plc — GB0003833695
2. Reason for the notification (please state Yes/No): ( )
     An acquisition or disposal of voting rights: ( Yes )
     An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )
     An event changing the breakdown of voting rights: ( )
     Other (please specify): ( )
3. Full name of person(s) subject to the notification obligation (iii) :
     UBS Global Asset Management — Traditional
4. Full name of shareholder(s) (if different from 3.) (iv) :
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
     26 March 2007
6. Date on which issuer notified:
     28 March 2007
7. Threshold(s) that is/are crossed or reached:
     Non-notifiable
8. Notified details:
A: Voting rights attached to shares

	Situation previous to the Triggering transaction (vi)
Class/type of shares if
possible using the ISIN CODE	Number of shares	Number of voting Rights (viii)
GB0003833695	39,653,676	39,653,676

Resulting situation after the triggering transaction (vii)

Class/type of shares if	Number of shares	Number of voting rights (ix)		% of voting rights
possible using the ISIN CODE
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0003833695	Non-notifiable	Non-notifiable	Non-notifiable	—	—
B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Number of
voting rights that
Type of			may be acquired if
financial		Exercise/Conversion	the instrument is
instrument	Expiration Date (xiii)	Period/ Date (xiv)	exercised/converted.	% of voting rights
Total (A+B)
Number of voting rights      % of voting rights
Non-notifiable
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Proxy Voting:
10. Name of the proxy holder:
     n/a
11. Number of voting rights proxy holder will cease to hold:
     n/a
12. Date on which proxy holder will cease to hold voting rights:
     n/a
     13. Additional information:
     n/a
14. Contact name:
     Angela Huff — Associate Director UBS AG
15. Contact telephone number:
     020 7568 4981

SIGNATURES

REPORT OF FOREIGN PRIVATE ISSUER
Securities and Exchange Commission
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)
	By:	/s/ Helen Martin
Name: Helen Martin
Date: March 30, 2007		Title: Assistant Company Secretary